Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

January 30, 2017	NR 17-01

Alianza Upgrades Horsethief Sediment-hosted Gold Property in Nevada

Two areas identified for drilling

Alianza Minerals Ltd. (TSX-V: ANZ) (“Alianza” or the “Company”) reports results of fieldwork at the Horsethief sediment-hosted gold project, one of three properties in eastern Nevada where Alianza is actively exploring. Mapping, prospecting and sampling at Horsethief identified multiple areas of favourable alteration, structure and stratigraphy. This program also confirmed the presence of anomalous gold and pathfinder element geochemistry in both jasperoid and carbonate rocks with 10 of 68 samples returning more than 0.10 gram/tonne (“g/t”) gold with a high of 1.22 g/t gold. These results, in combination with historic structural and stratigraphic data, will be used in prioritizing drill targets for the next phase of exploration.

“The Horsethief area isn’t typically considered prospective for sediment-hosted gold (“SHG”) deposits, however, a considerable amount of exploration has recently recognized potential SHG prospects outside of the Carlin and Cortez trends” noted Jason Weber, P.Geo., President and CEO of Alianza, “Horsethief clearly shows potential for SHG mineralization. Modelling of previous drill and geophysical data with our recent field observations, we will be able to select high priority targets for drill testing.”

Horsethief Exploration Results

The 2016 program focussed on gaining an understanding of the property stratigraphy and potential structural controls for mineralization. It was successful in identifying multiple new occurrences of jasperoid alteration in limestone and dolostone rocks considered to be Upper Cambrian age Dunderburg Formation. Sampling of both the jasperoids and carbonate rocks returned gold values ranging from below detection to 1.22 g/t gold and 10 of 68 rock samples collected returned gold values more than 0.10 g/t gold. A further 10 samples were considered anomalous in gold.

Two primary target areas have emerged, both characterized by jasperoid alteration, anomalous gold and pathfinder element (silver (“Ag”), arsenic (“As”), mercury (“Hg”), molybdenum (“Mo”), antimony (“Sb”)) geochemistry and complex structural setting. The North Horsethief target is dominated by a 900 by 150 metre jasperoid breccia occurrence at the contact of the Cambrian carbonate stratigraphy with Tertiary age volcanic tuffs that surround the property. Strongly anomalous gold geochemistry and coincident pathfinder element geochemistry in rocks and soils are associated with north-south, northeast and east-west oriented faulting. The highest rock sample reported from the property (sampled by a previous operator - 21.94 g/t gold) is located in this area. Immediately east of the main jasperoid body, vuggy fluorite and barite were noted in a smaller outcrop of jasperoid located on an east-west fault.

The second area, Horsethief South, lies approximately one kilometre southeast of Horsethief North. This area hosts jasperoid alteration coincident with east-west and lesser north-south and northeast oriented structures. Gold values are subdued as compared to the northern target, but pathfinder geochemical anomalies are strong for As, Hg, Sb and Mo in soils. A strong Induced Polarization (“IP”) geophysical anomaly exists at this target, persisting to depth to the limits of the survey (approximately 250 metres).

The Horsethief property is located in Lincoln County, Nevada, approximately 20 km northeast of Pioche. Work by prior operators included mapping and sampling hematite-rich jasperoid breccia outcrops followed by shallow drilling. Historic drilling, generally 100 metres or less in depth, returned multiple intervals of gold mineralization including 13.7 metres averaging 1.2 g/t gold and 39.6 metres averaging 0.79 g/t gold with four holes terminating in mineralization. Gold mineralization was hosted in both silty limestone and jasperoid.

Maps and photos from the Horsethief property can be found on the Company’s website at http://alianzaminerals.com/project/horsethief/. Alianza contracted Big Rock Exploration LLC of Minneapolis, Minnesota to complete the 2016 field program. Bureau Veritas Minerals of Sparks, Nevada performed the analytical work using Ultra Trace (ICP-AES/MS) 53 element analysis (AQ252-EXT) using a 30-gram sample. Anomalous gold samples were then selected for Fire Assay - AAS analysis (FA430) to check and refine gold values further. Additionally, 10% of all samples will be sent to ALS for QA/QC check analysis.

About Alianza Minerals Ltd.

Alianza increases the chances of success in mineral exploration by using the “Prospect Generator” business model, focussing on gold and copper exploration in Latin America, Nevada and Yukon Territory.

The Company has 28.3 million shares issued and outstanding, and is listed on the TSX Venture Exchange (TSX-V: ANZ).  Mr. Jason Weber, BSc, P.Geo., Alianza’s President and CEO is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO Sandrine Lam, Shareholder Communications Tel: (604) 687-3520 Fax: (888) 889-4874 To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.